Exhibit 99.1

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE

COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE

ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO

THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT

OR OTHER PROFESSIONAL ADVISER.

2023 NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2023 ANNUAL GENERAL MEETING OF THE COMPANY TO BE

HELD ONLINE AT 10.00AM (SYDNEY TIME) ON THURSDAY 30 NOVEMBER 2023.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S

SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 10.00AM (SYDNEY TIME) ON 28 NOVEMBER 2023.

3 November 2023

Dear Shareholder

We are pleased to invite you to attend the 2023 Annual General Meeting (AGM or Meeting) of the shareholders of Kazia Therapeutics Limited (Kazia or Company) which is scheduled to be held as a fully virtual meeting at 10.00am (Sydney time) on Thursday 30 November 2023.

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company. The full range of R&D activities of the Company is presented on the Kazia website which can be found at (www.kaziatherapeutics.com).

AGENDA

The Resolutions on the agenda for this Meeting are as follows:

1.	Re-Election of Ebru Davidson as a Director

2.	Re-Election of Bryce Carmine as a Director;

3.	Appointment of BDO as Auditor

Whether you plan to attend the Meeting, the Board encourages you to lodge your votes online at www.investorvote.com.au. You will require the control number (found on the Notice and Access Form), your HIN/SRN and postcode/domicile code to access online voting. This will allow the proceedings at the meeting to flow smoothly.

ASX DE-LISTING

Subsequent to the end of the financial year, as you will be aware, Kazia has requested and received formal approval from the Australian Securities Exchange to be removed from the official list of the ASX. It is expected that the last day for trading of the Company’s shares on ASX will be 13 November 2023. The Company will maintain its listing of American Depositary Shares (ADSs) on NASDAQ.

As set out in the shareholder letter dated 13 October 2023 (Shareholder Letter), the Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweigh any benefits of a continued ASX listing. More information is set out in the Shareholder Letter.

Shareholders who convert their Shares into ADSs by the conversion date of 13 November 2023, may choose to hold those ADSs or sell them on the NASDAQ at a later time through a US broker or an Australian broker who has an agreement with a US broker that is able to buy or sell ADSs on NASDAQ (subject to compliance with NASDAQ trading requirements).

Following the Delisting, Kazia will remain an Australian incorporated company and as such, we will continue to have AGMs. We thank you for your continued support of Kazia and I look forward to your attendance at the 2023 AGM and beyond.

Yours faithfully

Dr John Friend Chair and Managing Director

NOTICE OF GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that the 2023 Annual General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	30 November 2023
Time:	10.00am (Sydney time)
Venue:	Online via https://meetnow.global/MQGKFPF

Ordinary Business

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2023 and the related reports of the Directors and the Auditor (as contained in the Annual Report).

RESOLUTION 1 – RE-ELECTION OF EBRU DAVIDSON

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Re-Election of Ebru Davidson

“That, for the purposes of clause 20.6 of the Constitution, Ebru Davidson, who retires from office and being eligible, is re-elected as a Director of the Company.”

RESOLUTION 2 – RE-ELECTION OF BRYCE CARMINE

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Bryce Carmine

“That, for the purposes of clauses 21.1 and 21.7 of the Constitution, Bryce Carmine, who retires by rotation and being eligible, is re-elected as a Director of the Company.”

RESOLUTION 3 – APPOINTMENT OF BDO AS AUDITOR

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Appointment of BDO as Auditor

“That, in accordance with section 327C(2) of the Corporations Act 2001 and for all other purposes, BDO Audit Pty Ltd, having been nominated by a shareholder and consented in writing to act in the capacity of Auditor, be appointed as the Auditor of the Company.”

By order of the Board

Anna Sandham

Company Secretary

Dated: 3 November 2023

Notes

These notes and the following Explanatory Statement form part of the Notice.

If you are unable to attend the Meeting in person, but wish to appoint a proxy, please complete and return a copy of the proxy form attached to the Notice by no later than 10.00am (Sydney time) on 28 November 2023.

Determination of entitlement to attend and vote

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the Annual General Meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Sydney time) on 28 November 2023.

Proxies

A Shareholder who is entitled to attend the meeting, and cast a vote at the Annual General Meeting is entitled to appoint a proxy.

The proxy need not be a Shareholder. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder’s votes.

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 10.00am (Sydney time) on 28 November 2023.

If the Chair is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a Resolution, then the Chair intends to exercise the relevant Shareholder’s votes in favour of the relevant Resolution (subject to the other provisions of these notes, including any voting exclusions set out in the Notice).

Attorneys

A Shareholder may appoint an attorney to vote on his or her behalf. For an appointment to be effective for the Meeting, the instrument affecting the appointment (or a certified copy of it) must be received by the Company or the Share Registry by no later than 10.00am (Sydney time) on 28 November 2023.

Corporate representatives

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the Annual General Meeting.

Voting

Voting on Resolutions set out in the Notice will be conducted by poll. Upon a poll, every Shareholder who is present in person or by proxy, representative or attorney will have one vote for each Share held by that Shareholder.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Ordinary Business

Financial Statements and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2023.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the Meeting. Copies of these reports can be found on the Company’s website For Investors | Kazia Therapeutics Limited.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2023;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the Auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chair about the management of the Company, or to the Auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office or by email to info@kaziatherapeutics.com.

RESOLUTIONS

Resolution 1 – Re-Election of Ebru Davidson

Background to the Resolution

Clause 20.6 of Kazia’s Constitution provides that, amongst other things, a Director appointed as a casual vacancy (under clause 20.5 of the Constitution) must retire from office at, and will be eligible for re-election at, the next annual general meeting following that Director’s appointment.

The Board appointed Ms Ebru Davidson as a Non-Executive Director of Kazia as a casual vacancy on 5 June 2023. Kazia’s Constitution and ASX Listing Rule 14.4 provides that a Director appointed to fill a casual vacancy or as an addition to the Board must not hold office (without re-election) past the next annual general meeting of the entity. Therefore, in accordance with the Constitution, Ebru retires from office at the conclusion of the AGM and is eligible for re-election as a Director of the Company. If shareholders do not approve the election of Ebru, then she will cease to be a director at the conclusion of this Meeting.

Prior to Ebru’s appointment, the Company completed several background and screening checks including in relation to Ebru’s character, experience and qualifications, criminal history and bankruptcy, with no adverse findings.

Ebru Davidson credentials

Ebru is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company that discovers and develops pharmaceuticals derived from nature to address unmet medical needs in humans and companion animals. Ebru is a former partner at Thomson Geer Lawyers and brings over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. She also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.

Ebru holds a Bachelor of Science degree from the University of Melbourne and a Juris Doctor (Honours) from Bond University. Ebru is Graduate of the Australian Institute of Company Directors and an Associate Member of the Governance Institute of Australia having completed a Graduate Diploma of Applied Corporate Governance.

Ms Davidson is considered to be an independent Director.

Board Recommendation

The Directors (with Ms Davidson abstaining) recommend that you vote in favour of Resolution 1.

The Chair intends to exercise all undirected proxies in favour of Resolution 1.

Resolution 2 – Re-Election of Bryce Carmine

Background to the Resolution

Clause 21.1 of the Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. This mirrors the requirements of Listing Rule 14.4. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Carmine was last re-elected to the Board at the 2020 Annual General Meeting of the Company.

Bryce Carmine’s credentials

Mr Bryce Carmine spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the company’s executive committee. He previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly.

During his career with Lilly, Mr Carmine held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. He is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney-based privately owned biotech.

Mr Carmine was appointed as a director of the Company in June 2015 and is considered to be an independent director. He is a member of the Audit, Risk and Governance Committee and Chair of the Remuneration and Nominations Committee.

Board Recommendation

The Directors (with Mr Carmine abstaining) recommend that you vote in favour of Resolution 2.

The Chair intends to exercise all undirected proxies in favour of Resolution 2.

Resolution 3 – Appointment of BDO Audit Pty Ltd as Auditor

Background to the Resolution

Following consent from the Australian Securities and Investments Commission, BDO Audit Pty Ltd (BDO) was appointed as auditor for the Company on 24 February 2023.

The change follows the resignation of Grant Thornton Pty Ltd (Grant Thornton) as auditor of the Company in accordance with section 329(5) of the Corporations Act 2001 (Cth) (Act) and ASIC’s consent to the resignation.

The appointment of the new auditor of the Company was considered by the Board to be a matter of good corporate governance. Grant Thornton had held the position as auditor for a number of years, and accordingly it was deemed appropriate to conduct a tender process to seek a new auditor.

As indicated in the Company’s ASX announcement of 24 February 2023, in accordance with s327C of the Act, the appointment of BDO as the auditor of the Company is being recommended by the Board for ratification at the 2023 Annual General Meeting.

In accordance with section 328B(1) of the Act, notice in writing nominating BDO as auditor has been given to the Company by a shareholder. A copy of this notice is contained in Attachment A to this Notice.

Board Recommendation

The Directors unanimously recommend that you vote in favour of Resolution 3.

The Chair intends to exercise all undirected proxies in favour of Resolution 3.

ATTACHMENT A

3 November 2023

The Directors

Kazia Therapeutics Limited

c/ Three International Towers

Level 24, 300 Barangaroo Avenue,

Sydney NSW 2000

Dear Sir / Madam,

NOMINATION OF BDO AUDIT PTY LIMITED AS AUDITOR OF KAZIA THERAPEUTICS LIMITED (ACN 063 259 754) PURSUANT TO SECTION 328B(1) OF THE CORPORATIONS ACT 2001 (CTH)

I, Steven Coffey, being a shareholder of Kazia Therapeutics Limited, nominate BDO Audit Pty Ltd of Level 11, 1 Margaret Street, Sydney NSW 2000 for the appointment as auditor of Kazia Therapeutics Limited at its 2023 Annual General Meeting.

I consent to the distribution of a copy of this notice of nomination as an attachment to the Notice of Meeting and Explanatory Statement for the 2023 Annual General Meeting of Kazia Therapeutics Limited as required by section 328B(3) of the Corporations Act 2001 (Cth).

Yours faithfully,

Steven Coffey
Shareholder of Kazia Therapeutics Limited

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2023.

Auditor	BDO Audit Pty Ltd ACN 134 022 870

Auditor’s Report	Means the Auditor’s report on the Financial Report.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company or Kazia	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Directors’ Report	Means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Explanatory Statement	The explanatory statement accompanying the Notice of Meeting.

Financial Report	Means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

FY	Means the financial year of 12 months ending 30 June.

Group	The Company and is related bodies corporate (as that term is defined in the Corporations Act).

Meeting or Annual General Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold more than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Notice.

Resolution	A resolution set out in the Notice.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

ABN 37 063 259 754 Need assistance? Phone: 1300 855 080 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact YOUR VOTE IS IMPORTANT For your proxy appointment to be effective it must be received by 10:00am (Sydney time) on Tuesday, 28 November 2023. Proxy Form How to Vote on Items of Business All your securities will be voted in accordance with your directions. APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. SIGNING INSTRUCTIONS FOR POSTAL FORMS Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. PARTICIPATING IN THE MEETING Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”. Lodge your Proxy Form: XX Online: Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code. Your secure access information is Control Number: 999999 SRN/HIN: I9999999999 PIN: 99999 For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia By Fax: 1800 783 447 within Australia or +61 3 9473 2555 outside Australia PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions Step 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Kazia Therapeutics Limited hereby appoint the Chairman PLEASE NOTE: Leave this box blank if OR you have selected the Chairman of the of the Meeting Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Kazia Therapeutics Limited to be held as a virtual meeting on Thursday, 30 November 2023 at 10:00am (Sydney time) and at any adjournment or postponement of that meeting. Step 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain Resolution 1 Re-Election of Ebru Davidson as a Director Resolution 2 Re-Election of Bryce Carmine as a Director Resolution 3 Appointment of BDO as Auditor The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Step 3 Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 / / Sole Director & Sole Company Secretary Director Director/Company Secretary Date Update your communication details (Optional) By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronically